September 11, 2006
VIA EDGAR TRANSMISSION
Song P. Brandon, Esq.
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 6010

Re:	Standard Management Corporation Definitive Proxy Statement on Schedule 14A, Filed September 11, 2006 (File No. 0-20882)
Dear Mr. Brandon:
     Standard Management Corporation (the “Company”) has filed today via EDGAR its Definitive Proxy Statement on Schedule 14A (“Proxy Statement”). The Company and its counsel have reviewed the Staff’s comments delivered by letter dated September 7, 2006. The following numbered comments and responses in this letter correspond to the numbered comments in the Staff’s letter. All pages referenced herein are to the marked copy of the Proxy Statement.
Schedule 14A
1.	Please indicate your current intentions or understandings to issue the additional authorized shares of common stock that will result if this proposal is approved by shareholders. If you have no current intentions or understandings to issue the additional authorized common stock other than as provided for in the document, please provide a statement to that fact.

In response to the Staff’s comment, the Company has added disclosure on page 24 of the Proxy Statement to reflect the fact that it has no other intentions or understandings other than as provided in the Proxy Statement.
The Company hereby acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not

Song P. Brandon, Esq.
September 11, 2006

foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We would appreciate the Staff’s prompt review of amended Proxy Statement. Should the Staff have any additional comments with respect to the attached materials, please contact the undersigned at (317) 574-6221.

Very truly yours,
/s/ Ronald D. Hunter

Ronald D. Hunter, Chairman, CEO and President

Enclosures

Song P. Brandon, Esq.
September 11, 2006

Exhibit A
     On August 22, 2006, 16,087,861 shares of our common stock were issued and outstanding and an aggregate of 5,094,214 shares of common stock were reserved for issuance under outstanding stock options, warrants and convertible securities outstanding. If (i) all outstanding common stock equivalents are exercised or converted in their entirety, (ii) the maximum number of shares of common stock are issued in the Private Placement, (iii) the accompanying warrants issued in the Private Placement are exercised in full and the lenders of the short-term and subordinated debt are exercised in their entirety, (iv) we issue additional shares in other financing transactions that may be undertaken by the Company in the near-term, and (v) we issue shares for proposed acquisitions, each as described herein, we would have approximately 112 million shares of common stock outstanding. Management does not believe that each of the contemplated share issuances will occur in its entirety in the near term; however, in the event that the share issuances actually occur, the number of shares to be issued would exceed the number of shares of common stock currently authorized by our Articles of Incorporation. Other than provided for above, we have no current intentions or understandings to issue the additional shares of our common stock resulting from this proposal.